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Brian Van Flandern

Owner, Creative Cocktail Consultants

Greater New York City Area

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Creative Cocktail Consultants Corporation

 **State University of New York Empire State College**

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500+ connections

For a complete Bio and Professional experience please goto: www.MyMixologist.com

 **Creative Cocktail Consultants**

Experience

Owner
Creative Cocktail Consultants Corporation
Jan 2006 – Present · 13 yrs 1 mo

Creative Cocktail Consultants is a global beverage consulting firm dedicated to creating highly effective and cost efficient craft cocktails programs from major restaurants, hotels and resorts world wide. Through spirits education, mixology training and Michelin Three Star service standards, Creative Cocktail Consultants has no equal in the beverage consulting community.

 ### Global Ambassador Don Julio
Diageo
Jan 2008 – Jun 2012 · 4 yrs 6 mos

Brand Education, Brand Building, Mixology Education, Industry Influencer, Globally Recognized Spirits Authority, Spirits Education, Michelin Three Star Standards Educator, Founding judge and creator of Diageo World Class Cocktail Competition in over 40 countries worldwide.

Head Mixologist
PER SE Restaurant
Jan 2004 – Jan 2007 · 3 yrs 1 mo

Designed world class cocktail program for Michelin Three Star restaurant, cultivated clientele, designed spirits list, employed Michelin service standards at the highest level.

Education

State University of New York Empire State College
B.A., Theater
2000 – 2004

National Shakespeare Conservatory
Associate's degree, Theatre/Theater
1990 – 1992

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Licenses & Certifications

Spirits Profressional
United States Bartenders Guild
Issued Jan 2010 · No Expiration Date

B.A.R. Beverage Alcohol Research Graduate
Dale DeGroff Co. Inc.

Volunteer Experience

Emergency Medical Technician
Bethesda-Chevy Chase Rescue Squad
1988 – 1990 · 2 yrs

Rescue Squad Volunteer

Skills & Endorsements

Wine · 99+

Endorsed by **Jean-Paul Benizri and 5 others** who are highly skilled at this

Endorsed by **4 of Brian's colleagues at Diageo**

Food & Beverage · 93

Endorsed by **Justin Marquez and 1 other** who is highly skilled at this

Endorsed by **2 of Brian's colleagues at Diageo**

Bartending · 51

Endorsed by **Ray Foley and 12 others** who are highly skilled at this

Endorsed by **2 of Brian's colleagues at Diageo**

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